UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):    ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D
☐ Form N-CEN ☐ Form N-CSR

SEC File Number:	001-37844
CUSIP Number:	09075A108

For Period Ended:	April 1, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Bioventus Inc.
Former Name if Applicable:
Address of Principal Executive Office:	4721 Emperor Boulevard, Suite 100 Durham, North Carolina 27703

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.
The Quarterly Report on Form 10-Q for the period ended April 1, 2023 of Bioventus Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense. The Company requires additional time to complete a review in accordance with generally accepted accounting principles to assess its complex tax structure and the corresponding impact on the calculation of noncontrolling interest.
The principal asset of the Company is its equity interest in Bioventus LLC and its subsidiaries (“BV LLC”). On February 16, 2021, the Company completed its initial public offering, which was conducted through what is commonly referred to as an umbrella partnership C corporation (“UP-C”) structure. The Company has a majority interest, the sole voting interest in, and controls the management of BV LLC. As a result, the Company consolidates the financial results of BV LLC and reports a non-controlling interest representing the interest of BV LLC held by its continuing LLC owner.
The Company anticipates that it will revise its financial statements for the fiscal years ended December 31, 2021 and 2022 contained in its Annual Reports on Form 10-K covering those periods, in order to correct equity allocations made to its noncontrolling interest, and the associated deferred tax impact. The Company expects that the adjustments will be immaterial, and therefore will not warrant a restatement of the previously filed financial statements.
The Company anticipates the primary impact of these adjustments will be an increase in non-controlling interest, a decrease to the Company’s additional paid-in capital, and a decrease to the deferred tax liability. Furthermore, for all the periods the revision should have no impact on the Company’s previously reported consolidated statements of operations and comprehensive loss/income, its consolidated statements of cash flows or its key metrics including Adjusted EBITDA. The Company believes that after the adjustments it will remain in compliance with all of its financial covenants under its credit agreement as of April 1, 2023.
The Company intends to incorporate in its Quarterly Report on Form 10-Q for the period ended April 1, 2023, the impact of the equity reallocation and deferred taxes on its consolidated condensed balance sheets and consolidated condensed statements of changes in stockholders’ equity.
The Company expects to resolve the issue and file the Quarterly Report on Form 10-Q for the period ended April 1, 2023 within the five-day extension period provided under Rule 12b-25, but there is no assurance that this will occur.

Forward Looking Statements:
This notification of late filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements concerning the timing of the Company’s filing of its Quarterly Report on Form 10-Q for the period ended October 1, 2022, and the potential impacts (or lack thereof) of the calculation of noncontrolling equity interest. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Factors that could cause our actual results to differ materially from those contemplated in this notice include, but are not limited to: our ability to file the Form 10-Q within the extension period permitted by Form 12b-25; the risk that we identify additional changes to our consolidated financial statements; the risk that we discover material weaknesses in our disclosure controls and procedures or internal controls over financial reporting; we may not be able to continue fund our operations for at least the next twelve months as a going concern; risks related to our debt and future capital needs; and the other risks identified in the Risk Factors section of the Company’s public filings with the Securities and Exchange Commission (SEC), including Bioventus’ Annual Report on Form 10-K for the year ended December 31, 2022, and as may be further updated from time to time in Bioventus’ other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investor Relations page of Bioventus’ website at https://ir.bioventus.com. Except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement. Actual results may differ materially from those set forth in the forward-looking statements.
PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Anthony P. Bihl III	919	474-6700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
	☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bioventus Inc. has caused this notification to be signed on behalf by the undersigned hereunto duly authorized.

Date	May 11, 2023	By	/s/ Anthony P. Bihl III
Interim Chief Executive Officer and Director
(Principal Executive Officer)